[redacted]

(A)

09055757

UNITED STATES
IRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY CAPITAL BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 CUMBERLAND BOULEVARD, SUITE 300
(No. and Street)

ATLANTA (City) GEORGIA (State) 30339 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NATHAN LEWIS
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PECHTER & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

200 GALLERIA PARKWAY, SUITE 880 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

(b)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
CURRENT ASSETS		
Cash	$	22,588
Prepaid expenses		2,094
Deferred income tax		6,487
Deposit		25,000
		56,169
PROPERTY, PLANT & EQUIPMENT		
Equipment		3,051
Accumulated depreciation		(203)
		2,848
	$	59,017
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Excess of fees over bank balance	$	2,639
		2,639
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 1,000 shares authorized, 200 shares issued and outstanding		1,000
Additional paid-in capital		65,350
Retained earnings		(9,972)
		56,378
	$	59,017

See auditors' report.

(c)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME (LOSS)
For the year ended December 31, 2008

REVENUE	
Commission income	60,562
Interest income	752
Other income	$ 1,289
	62,603
EXPENSE	
Bank charges	363
Commissions	38,680
Depreciation expense	203
Dues and subscriptions	3,912
Exchange fees	2,565
Insurance	616
Interest expense	4
Online fees	98
Office expenses	10,325
Miscellaneous	10,947
Professional fees	26,049
Total expenses	93,762
Net income (loss) before taxes	(31,159)
INCOME TAX EXPENSE (BENEFIT)	
Federal	(4,677)
State	(1,810)
	(6,487)
Net Income (Loss)	$ (24,672)

See auditors' report.

(d)

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 61,851
Cash paid to representatives and suppliers	(94,082)
Interest income	752
Interest expense	(4)
Income taxes paid	(1,819)
Net cash used in operating activities	(33,302)
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Net receipts from related party	53,303
Net cash provided by financing activities	53,303
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Net property purchases	(3,051)
Net cash used in investing activities	(3,051)
Net increase in cash	16,950
Cash, beginning	5,638
Cash, ending	$ 22,588
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Net income	$ (24,672)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	(203)
Changes in assets and liabilities:	
Increase in income tax receivable	(6,487)
Increase in prepaid expenses	(2,094)
Increase in fees in excess of bank balance	1,567
Decrease in income taxes payable	(1,819)
Total adjustments	(8,630)
NET CASH USED IN OPERATING ACTIVITIES	$ (33,302)

See auditors' report.

(e)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

	Common Stock	Paid-in Capital	Retained Earnings
Balance at January 1, 2008	$ 500	$ 15,500	$ 500,242
Common Stock Issued	500	0	0
Change in Paid-in Capital	0	49,850	0
Retained Earnings Distributed in Leau of Shareholder Loan Repayment	0	0	(485,542)
Net income	0	0	(24,672)
Balance at December 31, 2008	$ 1,000	$ 65,350	$ (9,972)

See auditors' report.

(f)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
For the year ended December 31, 2008

Subordinated liabilities at December 31, 2008	$ - -
Payment of subordinated liability	- -
Subordinated liabilities at December 31, 2008	$ - -

See accompanying notes and auditors' report.

(g)

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

See Auditor's Report

NET CAPITAL	
Total stockholder's equity	$ 56,378
Total stockholder's equity qualified for net capital	56,378
Deduct: Non-allowable assets	
Deferred income tax	6,487
Furniture & equipment	2,848
Net capital before haircuts on securities positions	47,043
Haircuts on securities	
C. Trading and investment securities:	
4. Other securities	- -
Net capital	$ 47,043
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ - -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate Indebtedness)	$ 47,043
Minimum net capital required	$ 5,000
Excess net capital	$ 42,043
Excess net capital at 1000%	$ 47,043
Ratio: Aggregate indebtedness to net capital	0.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION in Part II of Form X-17A-5 as of December 31, 2008	
Net capital, as reported in Company's Part II FOCUS report	$ 47,058
Net audit adjustments	(15)
Net capital from above	$ 47,043

(h)

SCHEDULE II

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2008.

(i)

SCHEDULE III

SECURITY CAPITAL BROKERAGE, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2008.

(j)
SCHEDULE I (cont'd)

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2008.

(k)

SECURITY CAPITAL BROKERAGE, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITIONS WITH RESPECT TO CONSOLIDATION
December 31, 2008
See Auditor's Report

An adjustment was made for:

The provision for income taxes of $6,487 during our audit for the year ended December 31, 2008.

Post check written in December originally posted in January for $(2,094.02) to prepaid expenses

Post balance for Pershing test account for $(15.00)

Journal last year AJE not posted on financials and adjust to reconciled balances

Computer expenses were capitalized for new computers totaling $3,051

Depreciation expense for new computers was posted totaling $203

OATH OR AFFIRMATION

I, NATHAN LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY CAPITAL BROKERAGE, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA PETERSON
NOTARY PUBLIC
COBB COUNTY, GEORGIA
My Commission Expires 03-21-2011

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PECHTER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 Galleria Parkway, Suite 880
Atlanta, Georgia 30339
(770) 850-8808 Fax (770) 850-8901

(m)

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Capital Brokerage, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices described in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures to the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above stated objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 (cont'd)

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

For all of the internal control structure categories listed above, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk.

A material weakness is a reportable condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and this study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

Peckler + Associates, Inc.

February 25, 2009

(n)

SECURITY CAPITAL BROKERAGE, INC.
SCHEDULE OF MATERIAL INADEQUACIES FOUND SINCE DATE OF PREVIOUS AUDIT
December 31, 2008
See Auditors' Report

There were no applicable items noted during our audit for the year ended December 31, 2008.

END